FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of Simon Lowth, a Director of the Company, in the ordinary shares of AstraZeneca PLC has changed as detailed below.

On 26 April 2013, Mr Lowth exercised an option over 65,131 AstraZeneca ordinary shares at an option price of 2280 pence per share. Immediately following the exercise, Mr Lowth sold 54,561 of the 65,131 shares so acquired at a price of 3316 pence per share to cover the cost of exercise and associated taxes. He retained the balance of 10,570 shares.

On 29 April 2013, Mr Lowth sold 8,690 AstraZeneca ordinary shares at a price of 3328 pence per share for reasons of personal financial planning.

As a result of these transactions, Mr Lowth has an interest in 299,931 shares, which represent approximately 0.02% of the Company's issued ordinary capital.

A C N Kemp
Company Secretary
29 April 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 April 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary